November 12, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs

Re:	Varonis Systems, Inc.

Amendment No. 1 to Registration Statement on Form S-1

CIK No. 1361113

Dear Ms. Jacobs:

On behalf of our client, Varonis Systems, Inc., a Delaware corporation (the “Company”), we file herewith the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated November 6, 2013 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 42

1.	We acknowledge, based on your response to prior comment 6, that you are unable to provide a breakdown in revenue by product line for the reasons you explain. However, we continue to believe that you should balance your disclosure on the number and types of products you have available with a quantified measure of how each of these products contributes to your results. Please update your disclosure to provide the number and percentage of users that has purchased each of the four products available on your core platform, or otherwise explain how you measure the contribution and success of each of the products available on the platform that generates substantially all of your revenues. Additionally, we note in your response that based on total number of transactions you have estimated that each of the three products other than DatAdvantage represented less than 3% of total sales. Please also update your disclosure to include this quantification for each product line available on your core platform.

November 12, 2013

Response:

The Company has revised the disclosure on page 43 to disclose the percentage of customers that has purchased each of the four products available on its core platform during each period under review. The Company respectfully submits to the Staff that it believes that providing the number (in addition to the percentage) of customers that have purchased each of these products would not be useful to investors as the number does not provide any additional, meaningful information.

Additionally, the Company has revised the disclosure on page 43 to quantify standalone sales for each of the four products available on its core platform, based on the percentage of its customers. The Company respectfully submits to the Staff that it believes that quantifying standalone sales in this manner provides the same information as if it were based on the number of transactions. Additionally, the Company believes that quantifying standalone sales in this manner is more useful to investors as is more consistent with the disclosure elsewhere in the prospectus (for example, regarding the percentage of customers that have purchased each of its four products).

2.	We note your revised disclosures in response to prior comment 9. Please revise to disclose the average spending per customer for each annual period presented. You should also consider discussing any known trends associated with the average spending per customer. We refer you to Section III.B of SEC Interpretive Release No. 33-8350.

Response:

The Company has revised the disclosure on page 43 to disclose the average spending per customer for each annual period presented.

Principal and Selling Stockholders, page 105

3.	We acknowledge your response to prior comment 14. If any of the J.P. Morgan affiliated funds are named as selling shareholders, please disclose the names of each of the members of the investment committee of J.P. Morgan Investment Management Inc., or tell us why you are not required to do so, citing specific guidance that supports your conclusion. We refer you to Item 507 of Regulation S-K and Questions 140.01 and 140.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that none of the J.P. Morgan affiliated funds is expected to be named as a selling stockholder.

Signatures

4.	The registration statement has not been signed by your controller or principal accounting officer. See Instruction 1 to Signatures for Form S-1. If Ms. Iohan

November 12, 2013

serves not only as the Chief Financial Officer but also the Controller or Principal Accounting Officer, this should be indicated on the signature page. See Instruction 2 to Signatures for Form S-1. Please revise.

Response:

The Company has revised Ms. Iohan’s title on the signature page II-4 to include her position as Principal Accounting Officer.

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Please do not hesitate to contact Phyllis G. Korff at (212) 735-2694 or Yossi Vebman at (212) 735-3719 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom LLP